BAKER
DONELSON
BEARMAN, CALDWELL
& BERKOWITZ, PC
COMMERCE CENTER
SUITE 1000
211 COMMERCE STREET
NASHVILLE, TENNESSEE 37201
PHONE: 615.726.5600
FAX: 615.726.0464
MAILING ADDRESS:
P.O. BOX 190613
NASHVILLE, TENNESSEE 37219
www.bakerdonelson.com
Gary M. Brown, Shareholder
Direct Dial: 615.726.5763
Direct Fax: 615.744.5763
E-Mail Address: gbrown@bakerdonelson.com
April 3, 2007
VIA E-MAIL AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Mr. Christian Windsor
(Mail Stop 4561)

RE:	Greene County Bancshares, Inc.
Registration Statement on Form S-4
File No. 333-141409
Dear Mr. Windsor:
     As counsel for Greene County Bancshares, Inc. (sometimes referred to herein as the “Registrant”), we are responding on behalf of the Registrant to your letter of March 30, 2007 to Mr. R. Stan Puckett regarding the above referenced registration statement. For convenience, we have reproduced the Staff’s comments immediately preceding each of the Registrant’s responses. An amendment to the registration statement is being filed concurrently with our supplying you with this letter. Marked copies of the amendment are being delivered to you and to Jessica Livingston in order to assist you in expediting your review. No material changes other than those noted in the letter have been made.
Form S-4
Outside Front Cover Page of the Prospectus
Comment
1.	Please revise the first paragraph to eliminate the defined terms for Greene County, Civitas and the merger agreement. It is unlikely that these terms will be misunderstood as used in the forepart of your document.

Securities and Exchange Commission
April 3, 2007

Response
     This paragraph has been revised per your comment.
Comment
2.	In the first bullet point, please revise item (2) to state the exchange ratio first and any qualifications or formulas later, keeping in mind that the cover page functions to highlight the most important aspects of the transaction in plain language. Consider disclosing how the exchange ratio might change and the floor and ceiling ratios in a separate bullet.
Response
This bullet point has been revised per your comment. In addition, the floor and ceiling exchange ratios have been disclosed in a separate bullet.
Comment
3.	Expand the first bullet point disclosure on the merger consideration to state the implied value of the exchange ratio on the day before announcement of the merger and as of the date of the prospectus.
Response
This bullet point has been revised per your comment.
Comment
4.	Highlight that shareholders will not know the value of the exchange ratio when they vote by placing this disclosure in its own bullet point or using boldfaced type.
Response
This disclosure has been revised and highlighted per your comment.
Comment
5.	State the percentage of stock held by insiders at each company and the percentage of shares that have indicated they will vote in favor of the merger.

Securities and Exchange Commission
April 3, 2007

Response
This disclosure has been added per your comment.
Questions and Answers, page iv
Comment
6.	Revise this section to eliminate the substantial overlap between the Questions and Answers and the Summary. Consider using the Questions and Answers to briefly discuss procedural matters and use the Summary to provide substantive disclosure.
Response
The Questions and Answers section has been revised per your comment.
Summary, page 1
Comment
7.	Reorder the summary to place the items most important to shareholders first and to place like items together. For example, reorder to begin with the disclosure on what Civitas shareholders will receive, fairness opinions, tax consequences and other disclosures on the value of the merger consideration.
Response
The summary has been reordered in response to your comment.
Comment
8.	In the summary of what Civitas shareholders will receive in the merger, begin with the exchange ratio and its implied dollar value, rather than with the cash-out amount which will be unavailable to 70% of the consideration paid. Also, highlight with bold-faced type the paragraph disclosing the implied value as of the date of the prospectus.
Response
This section of the summary has been revised per your comment.

Securities and Exchange Commission
April 3, 2007

What Civitas Shareholders will Receive in the Merger, page 3
Comment
9.	Revise to specifically identify the index, and state where shareholders can find the updated value of the index, which will be used to compare the value of Green County’s shares for the purpose of adjusting the exchange ratio.
Response
This disclosure has been added per your comment.
Opinion of Financial Advisors, page 4
Comment
10.	Remove the disclaimers following the first and second paragraphs of this sub-section. It is inappropriate to include this type of disclosure in the Summary.
Response
The disclaimers have been removed per your comment.
Certain Federal Income Tax Consequences, page .4
Comment
11.	Revise the title of this sub-section to “Material Federal Income Tax Consequences.”
Response
The title has been revised per your comment.
Comment
12.	Remove the disclaimer following this subsection. Such a disclaimer is not appropriate in the Summary.

Securities and Exchange Commission
April 3, 2007

Response
The disclaimer has been removed per your comment.
Interests of Certain Directors and Officers, page 7
Comment
13.	Quantify the compensation payable as a result of the new employment agreements and any other compensation payable for change in control, executive retirement, severance or board positions.
Response
This disclosure has been added per your comment.
Comparison of the Rights of Civitas Shareholders, page 7
Comment
14.	Briefly state or graphically illustrate how shareholder rights materially change or diminish. For example, we note the Greene County’s classified board and the anti-takeover provisions in Greene County’s charter and bylaws that will be new limits on the rights of Civitas shareholders.
Response
This disclosure has been added per your comment.
Risk Factors
The Combined Company Will Incur Significant Transaction and Merger-Related Costs in Connection With the Merger, page 8
Comment
15.	If the costs of combining or the planned synergies have been quantified, please disclose the dollar amounts or cross-reference to that disclosure.
Response
This disclosure has been added per your comment with an appropriate cross reference to the Selected Consolidated Unaudited Pro Forma Financial Data.

Securities and Exchange Commission
April 3, 2007

Civitas Shareholders Are Not Guaranteed To Receive the Mix of Consideration..., page 9
Comment
16.	Briefly state how the cash portion will be allocated if oversubscribed so that shareholders can better judge how the risk applies to them.
Response
The description of the allocation procedure has been added per your comment.
The Market Value of the Greene County Common Stock Received by Civitas, page 9
Comment
17.	Revise the heading and first paragraph to reference the gap of time between voting on the merger and completion of the merger. We note disclosure on the time delay does not appear until the fourth paragraph of this risk factor.
Response
The heading, as well as this risk factor, have been revised per this comment as well as comment number 18.
Comment
18.	Streamline this risk factor to provide just enough background information to place the risk in context and to state the necessary risk disclosure succinctly and in plain language. You may provide cross-references to more detailed disclosure on price variations and recommendations to obtain current price information.
Response
This risk factor has been revised per your comment. See also response to comment number 17.

Securities and Exchange Commission
April 3, 2007

Background of the Merger, page 26
Comment
19.	Expand the disclosure in the fourth paragraph on page 27 to specify the employment-related matters discussed between January 4 and 25, 2007.
Response
In response to this comment and others (e.g., comments 22 and 23), several portions of the background have been revised to clarify discussions on employment related matters and the timing of those discussions.
Comment
20.	Also, describe how the exchange ratio was negotiated and determined.
Response
Disclosure has been added to this section that clarifies how the exchange ratio was determined.
Comment
21.	Clarify how the December 21, 2006 offer of $10.25 per share became an exchange ratio of .2674 with an implied value of $7.76 based on the price of Greene County stock on January 23, 2007.
Response
We believe that there is some misunderstanding of the exchange ratio and the implied value of the transaction. During the December 2006 negotiations, the exchange ratio finally was settled upon at 0.2674 based upon the $10.25 per share cash price divided by the closing price ($38.33) of Greene County’s stock on December 15, 2006. Note that on January 23, 2007, the closing price of Greene County shares was $36.51. Multiplying that price by the exchange ratio yields a value (for the stock portion of the transaction) of $9.76. That represents 75% of the aggregate consideration — the remaining 25% is in cash at $10.25 per share. The implied value is determined by adding $6.83 ($9.76 x 70%) and $3.08 ($10.25 x 30%) for a result of $9.91. Please see page 33 in the “transaction overview” section, which discusses Scott & Stringfellow’s reference to an implied aggregate value of $9.91 per Civitas share based upon a closing price of $36.51 for Greene County stock on that date. If further clarification is necessary, please advise.

Securities and Exchange Commission
April 3, 2007

Comment
22.	Expand the sixth paragraph on page 27 to disclose the sticking points between the key employees and Mr. Puckett and how these points were resolved.
Response
In response to this comment and others (e.g., comments 19 and 23), several portions of the background have been revised to clarify discussions on employment related matters and the timing of those discussions.
Comment
23.	Expand the last paragraph on page 27 to describe the key aspects of the referenced negotiations.
Response
In response to this comment and others (e.g., comments 19 and 22), several portions of the background have been revised to clarify discussions on employment related matters and the timing of those discussions.
Greene County’s Reasons for the Merger, page 28
Comment
24.	If the anticipated savings from synergies have been quantified, disclose. Also, please clarify how the addition of Civitas’ workforce would help to alleviate the expenses Green County intended to incur in 2007.
Response
The anticipated savings have been disclosed and the factor relative to synergies has been revised to clarify how the Civitas workforce helps alleviate Greene County’s planned 2007 expenses.
Comment
25.	Revise to clarify that the Board considered Scott and Stringfellow’s opinion that the merger was fair, rather than assert fairness as a conclusion.

Securities and Exchange Commission
April 3, 2007

Response
The factors considered by the Greene County board of directors have been revised per your comment.
Civitas’ Reasons for the Merger, page 29
Comment
26.	It would appear that a number of the factors considered by Civitas’ board did not support the final conclusion to recommend the merger to the shareholders. Please revise the bullet pointed presentation to further discuss any point that the board considered unfavorable to the ultimate conclusion and describe why the board was ultimately able to recommend the merger.
Response
Additional discussion has been added immediately following the bullet points to address your comment.
Opinion of Greene County’s Financial Advisor, page 31
Opinion of Civitas’ Financial Advisor, page 37
Comment
27.	We note your disclosure on pages 31 and 37 that the advisors reviewed “other financial information concerning the business and operations” of Greene County and Civitas. Please note that any non-public information, including projections, used by the advisors in formulating their data should be summarized in the filing to the extent that such information crossed-over from Greene County to Civitas’ advisor or from Civitas to Greene County’s advisor. Please confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to the opposing advisor and used to formulate its opinion.
Response
The disclosure within the bullet points has been revised to indicate that the information furnished to the financial advisors consisted of independent stock analysts’ projections and forecasts available to the general public, aggregated over a 12 month period of time. Disclosure of the projected income for Civitas that was furnished to KBW by Greene County now is discussed on page 43. There was no “cross-over” of such information from Civitas to Greene County’s financial advisor. See item (iv) in the Scott & Stringfellow’s letter (Appendix B), discussing the

Securities and Exchange Commission
April 3, 2007

material reviewed by them — “Internal financial projections for CIVITAS for the year ending December 31, 2007 and December 31, 2008 prepared by and reviewed with senior management of Greene County”. As indicated, these projections were prepared y Greene County.
Discounted Cash Flow Analysis, page 40
Comment
28.	Please provide a tabular display of the analysis.
Response
The requested tabular presentation has been added per your comment.
Selected, Peer Group Analysis, page 33
Selected Peer Group Analysis, page 41
Comment
29.	Tell us whether either advisor calculated the mean financial and stock performance results for the peer groups, and if so, disclose this information.
Response
Supplementally, we hereby advise you that neither KBW nor Scott & Stringfellow calculated the mean financial and stock performance results for the respective peer groups.
The Merger Agreement
Proration Procedures, page 54
Comment
30.	Revise to state in plain language how the cash consideration will be allocated among the shareholders who have elected to receive cash if the cash portion is oversubscribed.
Response
The description of the allocation procedures has been revised per your comment.

Securities and Exchange Commission
April 3, 2007

Corporate Governance, page 79
Comment
31.	Revise your disclosure, either in this Section, your Compensation Committee discussion or in Compensation Discussion and Analysis to name the compensation consultant. Please refer to Item 407(e) of Regulation S-K.
Response
The name of the compensation consultant has been disclosed in CD&A per your comment.
Compensation of Executive Officers and Directors
Nonqualified Deferred Compensation Table, page 88
Comment
32.	Revise this section to include a narrative discussion to explain the two plans which had reportable elements in 2006. Please refer to Item 402(i)(3) of Regulation S-K.
Response
The narrative discussion of these plans has been added per your comment.
Potential Payments Upon Termination or Change in Control, page 90
Comment
33.	Please revise this section to provide the narrative discussion of the plans which each of the named executive officers has entered into with Greene County. Please refer to Item 402(j) of Regulation S-K. The reader must be able to understand not only the value of the payments, but also the events that might trigger the obligation to make those payments.
Response
The narrative discussion of these plans has been added per your comment.

Securities and Exchange Commission
April 3, 2007

Compensation Discussion and Analysis, page 93
Comment
34.	As discussed in the first paragraph of Section II(B)(l) of Release 33-8732, the compensation discussion and analysis is meant to be a narrative overview at the beginning of the compensation disclosure, putting into perspective the numbers in the tables that follow it. Accordingly, please move your compensation discussion and analysis to the beginning of your compensation section.
Response
The compensation discussion and analysis has been moved per your comment.
Comment
35.	Revise your discussion regarding the competitive positioning of your compensation, which is designed to ensure that Greene County can effectively compete for executive talent to discuss in greater detail the “customized peer group of Banks” used to determine your top two executive officers and to identify the sources used to determine the competitive marketplace for the other executive officers. Please refer to Item 402(b)(2)(xiv). With regard to the peer groups, please discuss how the consultant, the compensation committee and management determined the appropriate membership of the group.
Response
In response to this comment and others (e.g., comments 36, 37 and 39), CD&A has been revised to address your comments.
Comment
36.	Revise your discussion of your competitive benchmarking of compensation to those of peer institutions or the marketplace for financial services managerial talent. Please discuss any target compensation levels relative to the market rates that the committee uses when determining a particular portion of compensation.
Response
In response to this comment and others (e.g., comments 35, 37 and 39), CD&A has been revised to address your comments.

Securities and Exchange Commission
April 3, 2007

Comment
37.	Revise your discussion regarding the stock option portion of your compensation plan. In particular, please discuss the manner in which the committee considers grants under the plan and the vesting schedule for the plans. The reader must be able to understand why the company pays each element of compensation and the way it determines the amount of each element. Please refer to Item 402(b)(I).
Response
In response to this comment and others (e.g., comments 35, 36 and 39), CD&A has been revised to address your comments.
Comment
38.	To the extent that the compensation committee consults with any of the executive officers in setting the compensation for other named executives, please identify the executives who are consulted, the executive’s whose compensation they have input upon and the extent to which they are involved in the process. Please refer to item 402(b)(2)(xv).
Response
This disclosure has been added to the “Introduction” to CD&A.
Comment
39.	We note that the named executives all received a significant amount of non-equity incentive compensation. Revise this section to discuss your non-equity compensation plans, including the targets used in determining the awards, the amount of the awards, including reference to any measurement requirements (percentage of base salary, etc). The disclosure should also discuss any discretion that the committee and senior management have in changing award amounts regardless of performance compared to the pre-set targets.
Response
In response to this comment and others (e.g., comments 35, 36 and 37), CD&A has been revised to address your comments.

Securities and Exchange Commission
April 3, 2007

Appendix C
Comment
40.	It appears that the KBW opinion was inadvertently not flied. Please file in the next amendment or advise.
Response
Actually, the KBW consent (meant to be filed as Exhibit 99.6) and the opinion (meant to be filed as Appendix C to the joint proxy statement/prospectus) were inadvertently switched in the filing package. That has been corrected in the amendment.
Exhibit 8.1. Tax Opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
Comment
41.	Revise to clarify that the representations from the officers and directors are of factual matters.
Response
The tax opinion has been revised per your comment.
* * * * * * * * * *
On behalf of the Registrant, we acknowledge that:
the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We trust that the Registrant has been responsive to the Commission’s comments. If there are additional questions or comments, please contact the undersigned.
     Please advise us at your earliest convenience if the Staff will entertain a request for acceleration of the effective date of the registration statement to 5:30 p.m. on April 5, 2007, or as soon thereafter as is practicable.

Securities and Exchange Commission
April 3, 2007

     Thanking you in advance for your cooperation, I am
Very truly yours,
BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC
Gary M. Brown

cc:	Jessica Livingston
United States Securities and Exchange Commission

Mary Neil Price

James E. Adams